SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )*

                              Audio Book Club, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   05068R 10 8
                                 (CUSIP Number)

                               Brad Shiffman, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                               December 31, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 05068R-10-8                                          Page 2 of 6 Pages
---------------------                                          -----------------

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1              NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Norton Herrick
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|


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3              SEC USE ONLY



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4              SOURCE OF FUNDS*

                  PF, OO

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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         |_|


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6              CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

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               7    SOLE VOTING POWER

 NUMBER OF          2,916,627 (includes options, warrants and a convertible note
   SHARES           to acquire an aggregate of 2,908,427 shares of Common Stock)
BENEFICIALLY        as of February 12, 1999
  OWNED BY     -----------------------------------------------------------------
    EACH       8    SHARED VOTING POWER
 REPORTING
   PERSON                             0
    WITH
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    3,893,547 (includes options, warrants and a convertible note to acquire an aggregate of 2,908,427 shares of Common Stock)
                    as of February 12, 1999
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,893,547 (includes options, warrants and a note to acquire an aggregate of 2,908,427 shares of Common Stock)

--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |X|

               Does not include 2,714,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the 2,714,180 shares held by the N. Herrick Trust.

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    39.0%

--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value ("Common Stock") issued by Audio Book Club, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 2295 Corporate Boulevard, Suite 222, Boca Raton, Florida 33431. All share information in this statement gives retroactive effect to a 16,282-for-1 split of the Common Stock effected in October 1997.

Item 2. Identity and Background.

     This statement is filed by Norton Herrick, Co-Chief Executive Officer and a principal shareholder of the Company (the "Reporting Person"). The business address of the Reporting Person is c/o Audio Book Club, Inc., 2295 Corporate Boulevard, Suite 222, Boca Raton, Florida 33431. The Reporting Person is a United States citizen.

     Mr. Herrick has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     In connection with the formation of the Company, between August 1993 and January 1994 the Reporting Person, and two of his sons, Howard Herrick ("H. Herrick") and Michael Herrick ("M. Herrick") purchased from the Company, for total consideration of $200, an aggregate of 3,256,400 shares of Common Stock of which 2,301,200 shares were purchased by the Reporting Person and 477,600 shares were purchased by each of H. Herrick and M. Herrick. Subsequent to this date, but and prior to the Company's October 1997 initial public offering (the "IPO"), the Reporting Person effected certain transfers of his shares of Common Stock and established the N. Herrick Irrevocable ABC Trust, of which the Reporting Person is sole beneficiary and H. Herrick is the sole trustee (the "N. Herrick Trust"). The Trust Agreement for the N. Herrick Trust provides H. Herrick with sole voting and dispositive power with respect to the shares of Common Stock held by the N. Herrick Trust. In addition, M. Herrick established the M.E. Herrick Irrevocable Trust (the "M.E. Herrick Trust"), of which M. Herrick is the sole beneficiary and H. Herrick is the sole trustee. H. Herrick has irrevocably granted to N. Herrick sole dispositive power with respect to shares of Common Stock held by H. Herrick on his own behalf and on behalf of the M.E. Herrick Trust. Immediately prior to the IPO, the N. Herrick Trust converted $5,975,200 of indebtedness owed to it by the Company into 597,520 shares of Common Stock. As of the date of the IPO, as a result of transfers of Common Stock by the Reporting Person to the N. Herrick Trust and other share transfers and the October 1997 share issuance to the N. Herrick Trust noted above, the Reporting Person owned of record no shares of Common Stock, the N. Herrick Trust owned of record 2,714,180 shares, H. Herrick owned of record 488,460 shares, and the M.E. Herrick Trust owned of record 488,460 shares.

     Between March 31, 1998 and April 3, 1998 the Reporting Person purchased on the open market a total of 8,200 shares of

                                Page 3 of 6 Pages

Common Stock at prices ranging from $4.25-$4.375 per share. On June 16, 1998 the Company issued to the Reporting Person pursuant to the Company's 1997 Stock Option Plan (the "Plan"), five-year options to purchase 250,000 shares of Common Stock at $3.50 per share. On September 10, 1998, the Company granted to the Reporting Person five-year Plan Options to purchase 750,000 shares of Common Stock at $7.25 per share. On December 31, 1998, the Company issued to the Reporting Person five-year warrants (the "Warrants") to purchase 500,000 shares of Common Stock at $12.00 per share and a convertible note (the "Note") which was initially convertible into 1,348,315 shares of Common Stock and is currently convertible into 1,258,427 shares of Common Stock at any time until the earlier of the repayment of the Note or December 31, 2004. The Warrants and Note were issued to the Reporting Person in consideration of his loan to the Company in the initial amount of $15,000,000 (reduced to $14,000,000 in January 1999) (the "Loan") the proceeds of which was used by the Company to fund a portion of the purchase price of the audio book club division of The Columbia House Company which was acquired by the Company in December 31, 1998. The number of shares issuable upon exercise of the foregoing options and the Warrants and upon conversion of the note are subject to certain anti-dilution and other adjustments. None of such options or Warrants has been exercised and the Note has not been converted. In addition, Evan Herrick, a son of the Reporting Person, has granted to the Reporting Person voting and dispositive power with respect to 150,000 shares of Common Stock issuable upon exercise of five-year options granted to Evan Herrick in November 1998.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Person as acquired prior to the IPO was for control and for investment purposes. The 8,200 shares acquired in the open market by the Reporting Person were acquired for investment purposes. The Reporting Persons may make additional purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D although in his capacity as a director and executive officer of the Company he will be involved in any decisions of the Company to issue additional securities and to continue the Company's strategy which includes pursuing acquisitions of complementary businesses. The Reporting Person may review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any such matter, but, except as noted above, has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     As of February 12, 1999, the Reporting Person beneficially owns an aggregate of 3,893,547 shares of Common Stock constituting approximately 39.0% of the outstanding Common Stock. The amount includes: (i) 8,200 shares owned of record by the Reporting Person, (ii) 1,000,000 shares issuable upon Plan options granted to the Reporting Person, (iii) 500,000 shares issuable upon exercise of the Warrants, (iv) 1,258,427 shares issuable upon conversion of the Note, (v) 488,460 shares owned of record by H. Herrick, of which the Reporting Person has sole dispositive but no voting power, (vi) 488,460 shares owned of record by the
M. E. Herrick Trust, of which the Reporting Person has sole dispositive but no voting power, and (v) 150,000 shares issuable upon exercise of Plan options granted to Evan Herrick, of which the Reporting Person has sole voting and dispositive power. The foregoing calculation does not include the 2,714,180 shares owned of record by the N. Herrick Trust, of which the

                                Page 4 of 6 Pages

Reporting Person is the sole beneficiary but has no voting or dispositive power. The percentage used herein is calculated based upon the 7,078,920 shares of Common Stock issued and outstanding at December 31, 1998, as provided by the Company. Except for the shares owned of record by H. Herrick and the M.E. Herrick Trust as to which the Reporting Person has sole dispositive power, but no voting power, the Reporting Person has sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

Except as noted below, no person other than the Reporting Person has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock. H. Herrick has the right to receive dividends and proceeds from any disposition of shares of Common Stock owned of record by him. The M.E. Herrick Trust, whose sole beneficiary is M. Herrick, has the right to receive any dividends on any shares owned of record by the M.E. Herrick Trust and the proceeds from any sale of Common Stock by the M.E. Herrick Trust.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies except that pursuant to a December 31, 1998 letter agreement between the Reporting Person and the Company, the Company may be obligated to issue to the Reporting Person warrants to purchase 350,000 shares of Common Stock at $12.00 per share in certain circumstances involving the re-financing of the Note.

     The Reporting Person has received certain registration rights with respect to the shares of Common Stock beneficially owned by him.

Item 7. Materials to be filed as Exhibits.

Exhibit 1 December 31, 1998 financing letter agreement between the Company and the Reporting Person.

Exhibit 2     Proxy of Howard Herrick to the Reporting Person.

Exhibit 3     Proxy of Evan Herrick to the Reporting Person.

                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 12, 1999

                                                    /s/ Norton Herrick
                                                    ----------------------------
                                                        Norton Herrick

                                Page 6 of 6 Pages